Exhibit 1U.1

Forge Group, Inc. Announces Share Repurchase Plan

BETHESDA, Maryland, December 9, 2025 – Forge Group, Inc. (the “Company”, “we”, “us”, “our”, or “Forge”) (OTC ID: FIGP), a specialist commercial auto insurance business, today announced that its Board of Directors has approved a stock repurchase plan pursuant to which the Company may repurchase up to $1,000,000 of its outstanding shares of common stock. The stock repurchase plan will cover the repurchase of shares of common stock commencing no earlier than January 1, 2026, and expiring December 31, 2026. The Company has 2,057,614 shares of common stock outstanding.

The Company intends to conduct any repurchases through open-market purchases, including by means of a trading plan adopted under SEC Rule 10b5-1, or in privately negotiated transactions, subject to market conditions and other factors. There is no guarantee as to the exact number of shares that the Company may repurchase. Throughout the execution of this program, the Company is committed to retaining the financial flexibility it needs to invest in its core operations. The stock repurchase program may be suspended or discontinued at any time.

Safe Harbor Statement

This release may contain forward-looking statements. We caution that such statements may be subject to a number of uncertainties and actual results could differ materially and, therefore, readers should not place undue reliance on any forward-looking statements. Forge Group, Inc. does not undertake, and specifically disclaims, any obligation to publicly release the results of any revisions that may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.